QuickLinks -- Click here to rapidly navigate through this document

Exhibit 16.1

Exhibit 16.1    Letter dated February 18, 2003 from E&Y to the Commission.

February 18, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

        We have read Item 4 of Form 8-K dated February 19, 2003, of The Steak n Shake Company and are in agreement with the statements contained in the second, third, fourth fifth and sixth paragraphs of 4 (a) on page 2. We are in agreement with the statements contained in the first paragraph of 4 (a) on page 2, however, we have no basis to agree or disagree with the reasons stated for changing audit firms in the first sentence. We have no basis to agree or disagree with the statements contained in 4 (b) on pages 2 and 3. In addition, we have no basis to agree or disagree with the other statements of the registrant contained therein.

                      /s/ Ernst & Young LLP

QuickLinks

  Exhibit 16.1